                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13G


                             (Amendment No. _____)*


                             MCG Capital Corporation
--------------------------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    58047P107
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this statement is filed:

                  |_| Rule 13d-1(b)

                  |_| Rule 13d-1(c)

                  |X| Rule 13d-1(d)
------------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages



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CUSIP No. 58047P107                   13G         Page   2    of   5    Pages

  ------------------------------------------------------------------------
    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Vestar Capital Partners IV, L.P.
  ------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [ ]
         (b)  [x]
  ------------------------------------------------------------------------
    3.   SEC Use Only

  ------------------------------------------------------------------------
    4.   Citizenship or Place of Organization

         Delaware
  ------------------------------------------------------------------------

                 5.  Sole Voting Power
    Number           0
    Shares       ---------------------------------------------------------
    Beneficially 6.  Shared Voting Power
    Owned by         2,666,667 (See Item 4)
    Each         ---------------------------------------------------------
    Reporting    7.  Sole Dispositive Power
    Person           0
                 ---------------------------------------------------------
                 8.  Shared Dispositive Power
                     2,666,667
  ------------------------------------------------------------------------
    9.   Aggregate Amount Beneficially Owned by Each Reporting Person
         2,666,667
  ------------------------------------------------------------------------
   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
         [ ]
  ------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9)
         9.43%
  ------------------------------------------------------------------------
    12.  Type of Reporting Person (See Instructions)
         PN
  ------------------------------------------------------------------------

  ------------------------------------------------------------------------

  ------------------------------------------------------------------------

  ------------------------------------------------------------------------



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CUSIP No.   58047P107                             Page    3     of    5    Pages



ITEM 1(A)      NAME OF ISSUER:
               ---------------

               MCG Capital Corporation

ITEM 1(B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               -----------------------------------------------

               1100 Wilson Boulevard
               Suite 800
               Arlington, Virginia 22209

ITEM 2(A)      NAME OF PERSON FILING:
               ----------------------

               Vestar Capital Partners IV, L.P.

ITEM 2(B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               -----------------------------------------------------------

                245 Park Avenue
                41st Floor
                New York, New York 10167

ITEM 2(C)      CITIZENSHIP:
               ------------

               The Reporting Person is organized under the laws of the State of Delaware.

ITEM 2(D)      TITLE OF CLASS OF SECURITIES:
               -----------------------------

               Common Stock, par value $0.01 per share (the "Common Stock")

ITEM 2(E)      CUSIP NO.:
               ----------

               58047P107

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
        -------------------------------------

               Not Applicable. This Schedule 13G is filed pursuant to Rule 13d-1(d).

ITEM 4  OWNERSHIP:
        ----------
               (a)-(c). The Reporting Person, as of December 31, 2001, has
shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,666,667 of Common Stock.
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CUSIP No.   58047P107                             Page    4     of    5    Pages

         The number of shares directly beneficially owned by Vestar Capital Partners IV, L.P. which is disclosed pursuant to this Item 4 includes 52,657 shares directly beneficially owned by Vestar/MCG LLC. Vestar Associates Corporation IV is the general partner of Vestar Associates IV, L.P. which is the general partner of Vestar Capital Partners IV, L.P. Vestar Associates Corporation IV is also the managing member of Vestar/MCG LLC. Therefore, Vestar Capital Partners IV, L.P. may be deemed to indirectly beneficially own the 52,657 shares of Common Stock directly beneficially owned by Vestar/MCG LLC.

ITEM 5  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
        --------------------------------------------

               If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
        ---------------------------------------------------------------

               Not applicable.


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
        --------------------------------------------------------

               Not applicable.

ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
        ----------------------------------------------------------

               Not applicable.

ITEM 9  NOTICE OF DISSOLUTION OF GROUP:
        -------------------------------

               Not applicable.

ITEM 10        CERTIFICATION:
               --------------

               Not applicable.



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CUSIP No.   58047P107                             Page    5     of    5    Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2002


                                            Vestar Capital Partners IV, L.P.



                                           By:  Vestar Associates IV, L.P.
                                           Its: General Partner

                                           By:  Vestar Associates Corporation IV
                                           Its: General Partner

                                           By:  /s/ Norman W. Alpert

                                           Name:  Norman W. Alpert
                                          Title:    Managing Director